19 June 2002

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Release issued by M.I.M. Holdings Limited today.

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

MARIAN GIBNEY
Secretary and General Counsel

encl

MIM

Information Release

19 June 2002

Accounting For Tax Impacts From Peso Devaluation

Background

The Argentine Government announced on 6 January 2002 the abandonment of the one to one peg of the Argentine Peso to the US$. MIM has a 50% interest in Minera Alumbrera Limited (MAA) which operates the Alumbrera mine in Argentina. In its half-year report released on 11 February, MIM indicated that it did not expect a significant net impact on MIM's full year results. That position has changed following further devaluation of the Peso (from 1.6 to 3.6) and further advice as to accounting for the impact of the devaluation on Alumbrera's tax position. This now requires separate accounting for tax gains today (from the deductibility of currency losses in Peso terms arising on US$ loans and other balances) on the one hand and reduced tax deductions in the future (due to lower depreciation in US$ terms) on the other.

As a result MIM now expects a significant accounting benefit to its full year reported profit this year with negative impacts to profit next year and retained earnings at 1 July 2003.

These changes do not fundamentally alter the value of the Alumbrera business. There are positives and negatives associated with the devaluation; importantly Alumbrera benefits from reduced operating costs in US$ terms as a result of the devaluation. This and other aspects of the devaluation were noted in MIM's half-year report. Alumbrera's fiscal stability regime under agreement with national and provincial governments applies for the life of the mine.

Estimated Impact

The taxation consequences of the devaluation of the Argentine Peso are expected to have the following accounting impacts:

- An increase in profit in the order of A$160 million (A$80 million MIM's share) in the 2001/02 year;
- A reduction in profit in the order of A$40 million (A$20 million MIM's share) in the 2002/03 year;
- A reduction in MIM's retained earnings in the order of A$125 million (with an equivalent charge against outside equity interests on a consolidated basis) at 1 July 2003.

These figures are best estimates using current exchange rates. The quantum of all tax and related accounting impacts flowing from the devaluation depends on the exchange rates of the Argentine Peso, US$ and A$ at balance dates, completion and audit of year end financial and tax accounts for Alumbrera, any future changes in law and Alumbrera's future earnings.

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephon (61 7) 3833 80 *Facsimile (61 7) 3832 2426 Website www.mim.com.au*

Further information

The removal of the one to one peg of the peso to the US$ and the subsequent devaluation of the Peso to its current levels of around Peso 3.6 to US$1 has created the following impacts on the tax position of Alumbrera:

- The Peso equivalent of the Alumbrera US$ project debt, shareholder debt and other balances is significantly increased due to the devaluation. This currency loss in Peso terms will be substantially tax deductible in the current financial year. The currency loss in Peso terms does not result in an accounting exchange loss because Alumbrera is accounted for in US$, its functional currency.
- The Peso value of tax depreciation is determined by the exchange rate at the time the fixed asset was acquired. Almost the entire fixed assets of Alumbrera were acquired at the one to one peg. In accounting for Alumbrera in US$ terms, the devaluation has therefore significantly reduced the US$ value of future tax deductions for depreciation of these fixed assets.
- MIM's share of outstanding project debt following the scheduled half-yearly repayment in May is US$179 million with shareholder loans net of other balances standing at around US$114 million (MIM's share) at 31 May 2002.
- The asset cost base for MAA (100%) for tax purposes is US$880 million pre devaluation, now US$245 million at the current exchange rate.

About MIM

MIM is an Australian-based mining and mineral processing company producing copper, coal, zinc, lead, silver and gold in Australia, UK, Germany and Argentina. The group has around 8,000 employees worldwide and in 2000/2001 generated sales revenue of $3.4 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website www.mim.com.au

For further information:

Media:

Collin Myers
General Manager Corporate Affairs
Bus: (61 7) 3833 8285
Mobile: 0419 703 145

Investors:

Allan Ryan
Principal Adviser Investor Relations
Bus: (61 7) 3833 8295
Mobile: 0419 781 380